

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 16, 2016

Via E-mail
Jeffrey M. Schweitzer
President and Chief Executive Officer
Univest Corporation of Pennsylvania
14 North Main Street
Souderton, PA 18964

> **Re:** **Univest Corporation of Pennsylvania**
> **Registration Statement on Form S-4**
> **Filed February 26, 2016**
> **File No. 333-209759**

Dear Mr. Schweitzer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page of Prospectus/Proxy Statement

1. Please disclose that the merger is subject to a floor price, as discussed in the two bullet points at the bottom of page 19. In addition, please disclose that if the price falls below the floor and Fox Chase exercises its right to terminate the merger agreement, Univest may prevent termination by increasing the consideration to be received by holders of Fox Chase common stock, in the form of Univest common stock.

The Merger Agreement

Representations and Warranties, page 77

2.   We note your statement in the third full paragraph on page 78 that the "merger agreement is described [in the prospectus], and included as Annex A, only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding Fox Chase, Univest or their respective businesses." Please revise to remove any implication that the referenced merger agreement and the description thereof do not constitute public disclosure under the federal securities laws. Also please ensure that you make corresponding revisions elsewhere in your prospectus, such as in the last paragraph on page 109.

Material United States Federal Income Tax Consequences..., page 88

3.   Refer to the first full paragraph on page 89. Your tax disclosure should not assume the tax consequence in issue, i.e., "[a]ssuming that the merger will be treated as a reorganization...." Please revise to state clearly that it is the opinion of counsel that the merger will constitute a reorganization, rather than assuming it qualifies as such.

Incorporation of Certain Documents by Reference, page 107

4.   Revise to update for recently filed documents.

Exhibits

General

5.   Please tell us what consideration you have given to filing the following documents as exhibits to the registration statement:
   * the Retention Bonus Agreement entered into by Roger S. Deacon; and
   * the Consulting Agreement entered into by Jerry D. Holbrook.

Exhibit 8.1

6.   Please revise the penultimate paragraph on page 2 to state that the discussion referenced in the opinion numbered (ii) constitutes Stevens & Lee's opinion. Also please revise the prospectus to state that the discussion in the tax consequences section is Stevens & Lee's opinion. In addition, add a date to the Exhibit as well as to Exhibit 8.2.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Michael Keim
       David W. Swartz, Esq.